Filed pursuant to Rule 433
Issuer Free Writing Prospectus, dated September 27, 2011
Supplementing the Preliminary Prospectus Supplement, dated September 27, 2011
Registration No. 333-175791

HCA Inc.
$500,000,000 8% Senior Notes due 2018 (the “Notes”)

Pricing Supplement
Pricing Supplement dated September 27, 2011 to HCA Inc.’s Preliminary Prospectus Supplement dated September 27, 2011. This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Financial information present in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by changes described herein. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer	HCA Inc.
Aggregate Principal Amount	$500,000,000
Title of Security	8% Senior Notes due 2018
Maturity	October 1, 2018
Spread to Treasury	+652 basis points
Benchmark Treasury	UST 1.5% due August 31, 2018
Coupon	8%
Public Offering Price	100% plus accrued interest, if any, from October 3, 2011
Yield to Maturity	8%
Interest Payment Dates	April 1 and October 1 of each year, beginning on April 1, 2012

Record Dates	March 15 and September 15 of each year
Gross Proceeds	$500,000,000
Underwriting Discount	1.125%
Net Proceeds to Issuer Before Expenses	$494,375,000
Optional Redemption (Make Whole Call)	The Notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption, or “make-whole,” price equal to the greater of:
(i) 100% of the aggregate principal amount of the Notes to be redeemed, and
(ii) an amount equal to sum of the present value of the remaining scheduled payments of principal of and interest on the Notes to be redeemed (excluding accrued and unpaid interest to the redemption date and subject to the right of holders on the relevant record date to receive interest due on the relevant interest payment date) discounted from their scheduled date of payment to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus 50 basis points plus, in each of the above cases, accrued and unpaid interest, if any, to such redemption date.
Change of Control	Upon certain change of control events, each holder may require the Issuer to repurchase at 101%, plus accrued and unpaid interest, if any.
Trade Date	September 27, 2011
Settlement Date:	October 3, 2011 (T+4)
We expect that delivery of the notes will be made to investors on or about October 3, 2011, which will be the fourth business day following the date of this pricing term sheet (such settlement being referred to as “T+4”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+4, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.
Denominations	$2,000 and integral multiples of $1,000
CUSIP/ISIN Numbers	CUSIP: 404119BL2 ISIN: US404119BL22
Form of Offering	SEC Registered (Registration No. 333-175791)
Joint Book-Running Managers	Barclays Capital Inc. Deutsche Bank Securities Inc. Goldman, Sachs & Co. Morgan Stanley & Co. LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC
Co Managers	Credit Agricole Securities (USA) Inc. Credit Suisse Securities (USA) LLC Mizuho Securities USA Inc. SunTrust Robinson Humphrey, Inc.
Use of Proceeds	We estimate that our net proceeds from this offering, after deducting underwriter discounts and commissions and estimated offering expenses, will be approximately $492,000,000. We intend to use the net proceeds from the notes offered hereby for general corporate purposes, which may include funding a portion of the acquisition of the remaining ownership interest in our HCA-HealthONE LLC joint venture currently owned by the Colorado Health Foundation and to pay related fees and expenses. See “Use of Proceeds” and “Capitalization.”

The issuer has filed a registration statement (including a prospectus and a related prospectus supplement) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents HCA Holdings, Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus supplement and accompanying prospectus may be obtained by calling Barclays Capital Inc. at 1-888-603-5847.
This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.